SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Fox Entertainment Group, Inc.

(Name of Subject Company)

Fox Entertainment Group, Inc.

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.01 Par Value

(Title of Class of Securities)

35139T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard I. Beattie, Esq.

Charles I. Cogut, Esq.

Gary I. Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company is Fox Entertainment Group, Inc., a Delaware corporation (“Fox”). The address of the principal executive office is 1211 Avenue of the Americas, New York, New York 10036 and its telephone number at that address is (212) 852-7000. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is the Class A common stock, par value $0.01 per share, of Fox (the “Class A Shares”). As of January 21, 2005, 426,959,080 shares of the Class A Shares were issued and outstanding and 547,500,000 shares of Class B common stock, par value $0.01 per share (the “Class B Shares”), were issued and outstanding.

News Corporation, a Delaware corporation (“News Corporation”), indirectly owns approximately 252,159,080 Class A Shares, representing approximately 59.1% of all outstanding Class A Shares, and 547,500,000 Class B Shares, representing 100% of all outstanding Class B Shares. News Corporation’s ownership represents in the aggregate approximately 82.1% of the equity of Fox and 97.0% of the voting power of Fox. Each Class B Share is convertible, at News Corporation’s option at any time, into one Class A Share.

Item 2. Identity and Background of Filing Person.

Name and Address

Fox is the person filing this Statement and is the subject company. Fox’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by News Corporation, through its wholly-owned subsidiary Fox Acquisition Corp, a Delaware corporation (“Fox Acquisition Corp” and, together with News Corporation, the “Bidders”), to exchange all of the outstanding Class A Shares, as disclosed in a preliminary prospectus and offer to exchange (the “Offer to Purchase”) filed on Schedule TO (the “Schedule TO”) and contained in a registration statement on Form S-4 (the “Form S-4”), each as filed by the Bidders with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2005. According to the Offer to Purchase, the Bidders are offering to exchange 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights) for each outstanding Fox Class A Share (the “exchange ratio”) on the terms and conditions set forth in Schedule TO (the “Offer”).

According to the Offer to Purchase, if the Offer is completed, the Bidders will then effect a “short form” merger of Fox with and into Fox Acquisition Corp (the “Merger”). The Bidders will effect the Merger as soon as practicable after completion of the Offer, unless prevented from doing so by a court or other legal requirement. The Bidders will be able to effect the Merger because following News Corporation’s acquisition of Class A Shares in the Offer and, if necessary, the conversion of some or all of its Class B Shares into Class A Shares, News Corporation would beneficially own at least 90% of the outstanding Class A Shares and at least 90% of the outstanding Class B Shares, which are the required ownership levels under Delaware law for the consummation of a short form merger. Under Delaware law, this short form merger would be effected without the approval of Fox’s board of directors or any remaining holders of the Class A Shares. According to the Offer to Purchase, if the Offer is completed, each Class A Share that News Corporation does not own or acquire in the Offer would be converted in the Merger into 1.90 shares of News Corporation Class A common stock, other than the Class A Shares in respect of which appraisal rights have been properly perfected under Delaware law. Please refer to “Item 8. Additional Information—Appraisal Rights” for more information on the appraisal rights of holders of Class A Shares in connection with the Merger. After completion of the Merger, Fox would be a direct wholly owned subsidiary of News Corporation.

The Offer is conditioned upon, among other things, satisfaction of the minimum tender condition. Specifically, there must be validly tendered and not withdrawn before the Offer expires Class A Shares that constitute at least a majority of the outstanding Class A Shares not beneficially owned, as of the close of business on the date immediately prior to the expiration of the Offer, by the Bidders or their respective affiliates, directors and executive officers, or the directors and executive officers of Fox. The Bidders have committed, in the Offer to Purchase, not to waive this minimum tender condition. As of January 10, 2005, there were 426,959,080 Class A Shares outstanding, of which News Corporation reports that it beneficially owns 252,159,080 shares, representing approximately 59.1% of the Class A Shares outstanding. Accordingly, for the Bidders to acquire any Class A Shares pursuant to the Offer, stockholders of Fox (other than the Bidders, their respective affiliates, directors and executive officers and the directors and executive officers of Fox) must have tendered into the Offer, and not have withdrawn, as of the expiration of the Offer, at least 87,400,001 shares.

In addition to the minimum tender condition, the Offer is conditioned on the following:

•	Registration Statement Effectiveness Condition: The Form S-4 must have become effective under the Securities Act of 1933 and not be the subject of any stop order or proceedings seeking a stop order;

•	Listing Condition: The News Corporation Class A common stock issuable in the Offer and the Merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	Tax Ruling Condition: News Corporation shall have received a private letter ruling from the Internal Revenue Service, acceptable in form and substance to News Corporation, the effect of which is that certain internal restructuring transactions to be effected by News Corporation prior to the completion of the Offer will not result in liability of News Corporation or any of its affiliates under an indemnity agreement with a third party, and these internal restructuring transactions shall have been completed; and

•	Additional Conditions: The following events, among others, must not have occurred:

•	any event that may have an adverse effect on Fox such that, regardless of the circumstances, in the Bidders’ good faith judgment, it would be inadvisable to proceed with the Offer; or

•	any legal impediment to the Offer or the Merger.

The Offer expires at midnight New York City time, on Monday, February 7, 2005, unless extended. Fox cannot extend the Offer; only the Bidders can extend the Offer.

According to the Offer to Purchase, if the Bidders are prevented from effecting the Merger by a court or other legal requirement, Class A Shares not tendered in the Offer would remain outstanding until the Bidders are able to effect a merger of Fox with one of its wholly owned subsidiaries or to otherwise acquire the Class A Shares that are not tendered in the Offer. In such a case, the Bidders report that they may, or may not, propose a merger transaction. Prior to the consummation of such a merger, if any, the liquidity of and market for those remaining publicly held Class A Shares could be adversely affected. The Class A Shares are currently listed on the New York Stock Exchange. Depending upon the number of Class A Shares purchased in the Offer, the Class A Shares may no longer meet the requirements for continued listing and may be delisted from the New York Stock Exchange.

In addition, Fox’s registration under the Securities Exchange Act of 1934 could be terminated upon the application of Fox to the SEC if the Class A Shares are no longer listed on a securities exchange and there are fewer than 300 holders of record of the Class A Shares. The termination of the registration of the Class A Shares under the Exchange Act would substantially reduce the information required to be furnished by Fox to its stockholders and to the SEC. It would also make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the related requirement of an annual report to stockholders, no longer applicable. According to the Offer to Purchase, the Class A Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect of allowing brokers to extend credit on the Class A Shares as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible that the Class A Shares would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations. According to the Offer to Purchase, if registration of the Class A Shares is terminated, the Class A Shares would no longer be “margin securities.”

According to the Offer to Purchase, the Bidders believe that the Offer and the Merger will qualify as a reorganization for United States federal income tax purposes under which a holder of Class A Shares would generally not recognize gain or loss upon the receipt of shares of News Corporation Class A common stock in exchange for the Class A Shares, other than any gain or loss recognized on the receipt of cash instead of fractional shares. However, there is no specific condition to the Offer with respect to the tax-free treatment of the Offer and the Merger. The tax consequences to each holder of Class A Shares will depend on the facts and circumstances applicable to such holder.

The Schedule TO states that the principal executive offices of the Bidders are located at 1211 Avenue of the Americas, New York, New York 10036.

With respect to all information described in this Statement or the annexes and exhibits to this Statement as contained in the Offer to Purchase, the Form S-4 and Schedule TO, including information concerning the Bidders or their respective affiliates, officers or directors, or actions or events with respect to any of them, Fox takes no responsibility for the accuracy or completeness of such information or for any failure by the Bidders to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as discussed in this Statement and the annexes and exhibits to this Statement or incorporated by reference, to the best of Fox’s knowledge, as of the date of this Statement there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between Fox or its affiliates and (i) the executive officers, directors or affiliates of Fox or (ii) the Bidders or any of their respective executive officers, directors or affiliates.

Interests of Certain Persons in the Offer and Merger

In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of News Corporation and its affiliates, and certain officers and directors of Fox and its affiliates, have interests in the Offer and the Merger which are described in this Statement and the annexes and exhibits to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. Annex 1 contains information regarding the interests of Fox directors and executive officers in the Offer, including the fact that five of seven members of the Fox board of directors are also directors, employees or executive officers of News Corporation.

Certain Arrangements between Fox and its Executive Officers, Directors and Affiliates

Certain contracts, agreements, arrangements and understandings between Fox and its executive officers, directors and affiliates are described in the Annual Proxy Statement of Fox filed on Schedule 14A with the SEC on October 19, 2004 (the “2004 Proxy Statement”) under the headings “Election of Directors—Biographical Information,” “Executive Officers and Senior Executives of the Company,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Transactions” and are filed as exhibits to this Statement and are incorporated by reference herein. In addition, since the date of the 2004 Proxy Statement, John P. Nallen and Lawrence A. Jacobs became executive officers at Fox and, effective at the end of the calendar year 2004, Arthur Siskind retired from his role as Senior Executive Vice President and Group General Counsel of News Corporation and assumed the role of Senior Advisor of News Corporation. Mr. Siskind has been a Director of News Corporation since 1991. Mr. Siskind served as Group General Counsel of News Corporation from 1991 to 2004 and Senior Executive Vice President of News Corporation from 1996 to 2004. Information concerning the actual or potential conflicts of interest involving Fox and its executive officers, directors and affiliates is set forth in the 2004 Proxy Statement under the heading “Election of Directors—Biographical Information,” and is filed as an exhibit to this Statement and is incorporated by reference herein. All information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information directly in this Statement.

Executive Compensation, Employment Matters and Employment Agreements

Information concerning executive compensation and employment matters for the fiscal year ended June 30, 2004 is set forth in the 2004 Proxy Statement under the heading “Executive Officers and Senior Executives of the Company” and is filed as an exhibit to this Statement and is incorporated by reference herein.

For the fiscal year ended June 30, 2004, no amount of compensation was paid or accrued by Fox for the account of its executive officers, and no amount of compensation was paid or accrued to News Corporation with respect to the services of its executive officers. Information regarding the compensation received by the executive officers from News Corporation (or its predecessor, The News Corporation Limited, now called News Holdings Limited) and its subsidiaries for the fiscal year ended June 30, 2004 is included in News Corporation’s Current Report filed on Form 8-K with the SEC on November 24, 2004.

Fox has not entered into employment agreements with any of its executive officers or senior executives. Fox does not believe the purchase of the Class A Shares and the Merger would result in Fox being required to make any tax reimbursement payments upon the occurrence of certain events.

Indemnification of Directors and Officers

Delaware General Corporation Law (the “DGCL”), Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit the personal liability of members of its board of directors for violations of a director’s fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of law, the payment of a dividend or the approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained.

The certificate of incorporation and bylaws of Fox and actions in accordance therewith provide that, to the fullest extent permitted by the DGCL, as it exists or may in the future be amended, Fox will indemnify each of the officers and directors of Fox (or their estates, if applicable), and may indemnify any employee or agent of Fox (or their estates, if applicable), who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was an officer, director, employee or agent of Fox or is or was serving at the request of Fox as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Fox will so indemnify such officer or director, and may so indemnify such employee or agent (if indemnification is authorized by Fox’s board of directors), in the case of such actions (whether or not by or in the right of Fox) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Fox, and with respect to any criminal action or proceeding other than by or in the right of Fox, had no reasonable cause to believe such person’s conduct was unlawful. With respect to indemnification other than by or in the right of Fox, the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Fox, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that such person’s conduct was unlawful. No indemnification will be made in connection with actions by or in the right of Fox in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to Fox unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper. In addition, to the fullest extent permitted by the DGCL, expenses (including attorneys’ fees), judgments, fines incurred and amounts paid in settlement may be advanced by Fox prior to the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on the behalf of such director, officer, employee or agent to repay such amounts if it shall ultimately be determined that he or she is not entitled to be indemnified as authorized in accordance with the DGCL and Fox’s certificate of incorporation. Fox’s certificate of incorporation and bylaws and actions in accordance therewith also state that such indemnification is not exclusive of any other rights of the indemnified party, including rights under any indemnification agreements or otherwise.

In addition, the certificate of incorporation of Fox also provides that Fox may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Fox or another enterprise against any expense, liability or loss, whether or not Fox would have the power to indemnify such person against such expense, liability or loss under the DGCL. According to the Offer to Purchase, News Corporation maintains insurance on behalf of its officers and directors and officers and directors of its subsidiaries, including Fox, against any liability which may be asserted against any such officer or director, subject to certain customary exclusions.

Copies of these indemnification and insurance provisions are filed with the SEC as exhibits to the Annual Report of Fox, on Form 10-K, filed with the SEC on September 10, 2004 and are filed as exhibits to this Statement.

Furthermore, according to the Form S-4, News Corporation’s bylaws provide, generally, that, to the fullest extent permitted by the DGCL, as it exists or may in the future be amended, News Corporation will indemnify each person who was or is made a party to, or is threatened to be made a party to or who is otherwise involved in, any action, suit or proceeding, whether civil, criminal or otherwise, by reason of the fact that he or she is or was a director or officer of News Corporation or any of its subsidiaries (including Fox) or is or was serving at the request of News Corporation as a director or officer of any other corporation, partnership or other enterprise, whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer (and may indemnify, to the extent authorized by the Board, any officer, employee or agent of News Corporation), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, and such indemnification will continue as to such person who has ceased to be a director, officer, employee or agent, as the case may be, and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

Special Committee

Effective as of January 10, 2005, in light of the relationships described under “Interests of Certain Persons in the Offer and Merger,” and “Certain Arrangements between Fox and News Corporation,” and in Annex 1, the board of directors of Fox established a special committee of the independent directors (the “Special Committee”) to review, evaluate and make recommendations to the stockholders of Fox (other than News Corporation) with respect to the Offer. The Special Committee appointed by the Fox board of directors is composed of Mr. Christos M. Cotsakos and Mr. Peter J. Powers. No members of the Special Committee have an affiliation with News Corporation, except as directors of Fox and, in the case of Mr. Powers, as a non-executive director of NDS Group plc, another majority-owned subsidiary of News Corporation. As compensation for services rendered in connection with serving on the Special Committee, Messrs. Cotsakos and Powers each will be paid a retainer of $80,000 in lieu of Fox’s customary committee meeting fee for any meetings necessary in the performance of their duties as members of the Special Committee and each will be reimbursed for any out-of-pocket expenses incurred in the performance of their duties as a member of the Special Committee.

Certain Arrangements between Fox and News Corporation

Except as set forth in the Offer to Purchase, and to the best of Fox’s knowledge, as of the date of the Offer to Purchase, neither News Corporation nor any of News Corporation’s directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Fox, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Fox, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or (ii) has had any other transaction with Fox or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer. Annex 1 contains information regarding the relationship of certain directors and officers of Fox with the Bidders and information concerning other agreements between Fox, News Corporation and their respective affiliates, which information is incorporated by reference into this Item 3.

News Corporation’s Percentage Holdings of Fox

According to the Offer to Purchase, News Corporation indirectly owns approximately 252,159,080 Class A Shares, representing approximately 59.1% of all outstanding Class A Shares, and 547,500,000 Class B Shares, representing 100% of all outstanding Class B Shares. News Corporation’s ownership represents in the aggregate approximately 82.1% of the equity of Fox and 97.0% of the voting power of Fox. Each Class B Share is convertible, at News Corporation’s option at any time, into one Class A Share.

Additional information regarding News Corporation’s share ownership is described in the 2004 Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management” and is filed as an exhibit to this Statement and is incorporated by reference herein. In addition, Annex B to the Offer to Purchase contains information regarding News Corporation’s share ownership under the heading “Interests of News Corporation, Fox Acquisition Corp and the Directors, Executive Officers and Affiliates of News Corporation and Fox in Shares of Fox Class A Common Stock,” which information is hereby incorporated by reference herein.

News Corporation’s Plans for Fox

According to the Offer to Purchase, News Corporation has stated that it has no current plans or proposals and is engaged in no negotiations which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Fox or a purchase, sale or transfer of a material amount of Fox’s assets (other than the Offer and the Merger). However, according to the Offer to Purchase, from time to time, News Corporation has been approached regarding, and has engaged on occasion in preliminary discussions concerning, potential transactions involving the disposition of material assets of Fox. Effecting any dispositions will be facilitated by News Corporation’s acquisition of the entire equity interest in Fox since the decision to make any disposition will be based on its benefits to News Corporation and its stockholders (including the former Fox stockholders) without having to take into account any differing interests of the public Fox stockholders at the time. According to the Offer to Purchase, News Corporation expects to continue to evaluate strategic opportunities with respect to each of its businesses and News Corporation can make no assurances that these opportunities will not involve acquisitions or dispositions of material assets, formation of alliances, joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting some or all of Fox’s businesses or assets in the future. Whether or not the Offer is completed, News Corporation reports it currently intends that Fox will continue to be a majority- or wholly owned subsidiary of News Corporation, as the case may be, and operate its business as presently operated, subject to market and industry conditions and the terms of the agreements and other documents described in the Offer to Purchase under the heading “Relationships With Fox,” which description is hereby incorporated by reference herein.

Item 4. The Solicitation or Recommendation.

Position of the Special Committee

The Special Committee requests that the Fox stockholders take no action and not tender their Class A Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the Fox stockholders of the Special Committee’s position or recommendation, if any, with respect to the Offer. The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee’s legal and financial advisors sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law. The Special Committee expects that, in the near future, after the Special Committee has completed its review and evaluation of the Offer, it will be able to cause Fox to inform its stockholders as to whether the Special Committee has determined: (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) to state that it is unable to take a position with respect to the Offer.

Background of the Offer

Fox was incorporated in Delaware in 1985 as Twentieth Holdings Corporation. Mr. K. Rupert Murdoch acquired 76% of the voting power of Twentieth Holdings Corporation in accordance with a 1985 FCC order granting approval for Fox’s acquisition of U.S. television stations. In connection with a reorganization in 1998, Twentieth Holdings Corporation changed its name to Fox Entertainment Group, Inc. and News Corporation contributed certain assets to Fox. Following the reorganization, Fox completed a recapitalization and an initial public offering of 124,800,000 Fox Class A Shares. In connection with these transactions, News Corporation retained an equity interest consisting of 547,500,000 Fox Class B Shares, representing approximately 97.8% of the voting power of Fox at that time.

In November 2002, Fox conducted a public offering of 50 million Fox Class A Shares, realizing net proceeds of approximately $1.2 billion in connection therewith. Fox used the net proceeds to reduce obligations due to affiliates of News Corporation. Upon consummation of the offering, News Corporation’s voting interest in Fox decreased from 97.8% to 97.0%. Subsequent to the initial public offering of Fox Class A Shares, News Corporation has acquired additional Fox Class A Shares in connection with certain transactions between News Corporation and Fox.

On Monday, January 10, 2005, Mr. K. Rupert Murdoch, Chairman and Chief Executive Officer of News Corporation and Fox delivered a letter to the Fox board, summarizing the Offer. Also on Monday, January 10, 2005, News Corporation issued a press release to the public disclosing the Offer and certain of its terms. The following is the text of Mr. Murdoch’s letter to the Fox board:

January 10, 2005

Board of Directors

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, NY 10036

Gentlemen:

News Corporation hereby proposes to acquire all of the outstanding shares of Fox Entertainment Group, Inc. (“Fox”) Class A common stock (NYSE: FOX) that are not owned by News Corporation by exchanging 1.9 shares of News Corporation’s Class A common stock (NYSE: NWS.A) for each outstanding share of Fox Class A common stock. Based on the closing price of News Corporation Class A common stock on January 7, 2005, the proposal will provide a premium of approximately 7.4% to the closing price of Fox Class A common stock on such date, and a premium of approximately 16.9% to the average trading price of Fox Class A common stock for the preceding six months and a premium of approximately 18% to the average trading price of Fox Class A common stock for the preceding twelve months.

News Corporation believes that the holders of Fox Class A common stock will find the proposal beneficial to them due to the substantial premium to the recent trading range of Fox Class A common stock, the attractiveness of News Corporation Class A common stock and the opportunity for greater liquidity. In addition, since Fox will continue to represent a significant part of News Corporation’s business, News Corporation believes that Fox stockholders, through their ownership of News Corporation Class A common stock, will continue to benefit from the growth of Fox, as well as the other attractive businesses owned and operated by News Corporation.

News Corporation currently intends to structure the acquisition as an exchange offer made directly to the holders of Fox Class A Common Stock. Under federal securities law the Fox board will be required to consider the offer and communicate with the holders of Fox Class A common stock concerning its views on the offer. News Corporation expects that the Fox board will form a special committee of Fox directors that are not directors or executive officers of News Corporation to consider News Corporation’s proposal and make a recommendation to the Fox stockholders regarding the proposal. The directors and executive officers of News Corporation who sit on the Fox board will support that delegation of authority to the special committee. News Corporation also will encourage the special committee to retain its own legal and financial advisors to assist in its review. News Corporation intends to file its offering materials with the Securities and Exchange Commission and commence its offer later today.

While Delaware law does not require that News Corporation negotiate with the Fox board or reach any agreement with the Fox board concerning the offer, News Corporation would, nonetheless, be happy to meet with the special committee to answer any questions it may have. News Corporation’s proposal, however, is not conditioned upon the special committee recommending or approving the offer.

News Corporation’s exchange offer will be irrevocably conditioned upon, among other things, the tender of a majority of the shares of Fox Class A common stock not owned by News Corporation. In addition, assuming the offer is completed, News Corporation will own at least 90% of the outstanding shares of Fox Class A common stock and Fox Class B common stock following the offer and will complete promptly a short form merger at the same per share consideration as is provided for in the offer. News Corporation believes that both the exchange offer and the merger will be tax-free to Fox stockholders.

News Corporation’s entire team, including its legal and financial advisors will be available to answer any questions which the special committee or its legal and financial advisors may have regarding the offer.

In considering the offer, you should be aware that News Corporation is interested only in acquiring the publicly held shares of Fox Class A common stock, and is not interested in selling any of its shares of Fox.

Please also be aware that News Corporation will be issuing a press release announcing its proposal.

Sincerely,

/s/ K. RUPERT MURDOCH
K. Rupert Murdoch Chairman and Chief Executive Officer News Corporation

On January 10, 2005, News Corporation commenced the Offer.

On January 10, 2005 after commencement of the Offer, the board of directors of Fox, by resolution in a telephonic meeting, established the Special Committee composed of two independent directors, Mr. Christos M. Cotsakos and Mr. Peter J. Powers. The Fox board of directors authorized the Special Committee to review, evaluate and make recommendations to the stockholders of Fox (other than News Corporation) with respect to the Offer. The Fox board of directors further authorized the Special Committee (i) to retain, at the expense of Fox and on terms satisfactory to the Special Committee, an independent financial advisor to assist the Special Committee in its review of the Offer, (ii) to retain, at the expense of Fox and on terms satisfactory to the Special Committee, independent legal counsel to assist the Special Committee in its consideration of the foregoing and in carrying out its responsibilities and (iii) to retain such other consultants and advisors as the Special Committee may deem necessary or appropriate in order for the Special Committee to discharge its responsibilities.

On January 10 and 11, 2005, the members of the Special Committee held telephonic meetings to discuss retaining an independent legal advisor to counsel the Special Committee and the criteria to be used in selecting the legal advisor, including their intention to retain a firm experienced in special committee matters related to transactions similar to the Offer and with no material conflict of interest involving Fox, News Corporation or related parties. The Special Committee also considered the retention of one or more investment banking firms experienced in these matters and with no material conflict of interest involving Fox, News Corporation or related parties to advise it with respect to financial matters.

Between January 11 and 12, 2005, members of the Special Committee conducted interviews with law firms. After considering the interviews with the law firms in a telephonic meeting held on January 12, 2005, the Special Committee decided to retain Simpson Thacher & Bartlett LLP as the Special Committee’s independent legal advisor.

The Special Committee conducted interviews of several investment banking firms on January 17, 2005. On that date, the Special Committee approved the engagement of The Blackstone Group, L.P. and Morgan Stanley & Co. Incorporated as the Special Committee’s financial advisors, subject to the negotiation of definitive agreements with respect to the engagement.

On January 18, 2005, Blackstone and Morgan Stanley commenced their due diligence review of publicly available information related to Fox and News Corporation. On January 20, 2005, Blackstone and Morgan Stanley requested non-public information from Fox and News Corporation concerning the business of Fox, News Corporation and related persons. During this time, representatives of Blackstone and Morgan Stanley also engaged in discussions with the financial advisors to the Bidders concerning due diligence.

On January 21, 2005, the Special Committee held a telephonic meeting at which representatives of Simpson Thacher & Bartlett LLP participated. During this meeting, representatives of Simpson Thacher & Bartlett LLP reviewed for the Special Committee its duties under applicable law, including fiduciary duties of the Special Committee and the obligation of Fox to prepare this Statement within ten business days of the commencement of the Offer by the Bidders. The Special Committee also reviewed the scope of its responsibilities and authority as delegated by the Fox board of directors.

At the conclusion of its meeting on January 21, 2005, the Special Committee determined that it was unable to take a position with respect to the Offer at the present time for the reasons described below and authorized its counsel to prepare this Statement. The Special Committee concluded that it is in the best interest of Fox and Fox stockholders (other than News Corporation) for Fox stockholders to not tender their Class A Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised them of the Special Committee’s position or recommendation, if any, with respect to the Offer.

On January 24, 2005, the Special Committee executed engagement letters with Blackstone and Morgan Stanley to act as financial advisors to the Special Committee.

Reasons for the Position

The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee’s legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to properly discharge its fiduciary duties under applicable law. The Special Committee, with the assistance of its legal and financial advisors, is continuing to consider and evaluate the terms of the Offer and possible responses to the Offer. For these reasons, the Special Committee requests that the Fox stockholders take no action and not tender their Class A Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the stockholders of Fox of the Special Committee’s position or recommendation, if any, with respect to the Offer.

Intent to Tender

To the best of Fox’s knowledge and except as set forth below, each of Fox’s executive officers, directors, affiliates and subsidiaries currently intends to not tender Class A Shares held of record or beneficially by such person. These persons intend to exchange their shares in the Merger if the Offer is consummated. According to the Offer to Purchase, News Corporation intends to cause its indirect wholly owned subsidiary FEG Holdings, Inc. to tender all Class A Shares held by it.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Blackstone and Morgan Stanley are acting as the Special Committee’s financial advisors in connection with the Offer. Pursuant to the terms of their engagement, Fox has agreed to pay Blackstone and Morgan Stanley for their respective financial advisory services a fee of $2,500,000 each. These fees consist of:

•	a $1,000,000 advisory fee for each firm that was paid by Fox upon its engagement as a financial advisor;

•	an opinion fee of $1,000,000 for each firm payable by Fox when such financial advisor, at the request of the Special Committee, renders to the Special Committee an opinion with regard to the inadequacy, or fairness, from a financial point of view, of the consideration to be received pursuant to the Offer; and

•	a transaction fee of $1,500,000 (which amount will be reduced by the $1,000,000 opinion fee, if an opinion is rendered) for each firm payable by Fox upon the earliest of (i) News Corporation consummating an acquisition of a majority of the Class A Shares not currently owned or controlled by it and its affiliates, (ii) News Corporation publicly announcing its decision to abandon the Offer and (iii) July 24, 2005.

In addition, Fox has agreed to reimburse both Blackstone and Morgan Stanley for their reasonable expenses, including travel costs, document production and fees of outside legal counsel and other professional advisors engaged with the Special Committee’s consent. Fox also has agreed to indemnify both Blackstone and Morgan Stanley against certain liabilities, including liabilities arising under the federal securities laws.

In the ordinary course of its business, Blackstone and Morgan Stanley and their respective affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities or senior loans of Fox, News or any other company that may be involved in the Offer. Prior to its engagement, Blackstone had not provided any advisory services to Fox, News Corporation or any of their respective affiliates in connection with any strategic transaction and had not managed any financing transactions for either Fox or News Corporation. Prior to its engagement, Morgan Stanley has not provided any advisory services to Fox, News Corporation or any of their respective affiliates in connection with any strategic transaction since 1994, and had not managed any financing transactions for either Fox or News Corporation, since November 1999 other than an engagement by the Directv Group Inc., a company of which Fox owns approximately 34% of the common stock, for the sale of certain assets of the DIRECTV Group Inc. in 2004 and one block trade for News Corporation with respect to News Corporation’s 8.13% interest in SKY Perfect Communications, Inc. in August 2003.

Certain officers and employees of Fox may render services in connection with the Offer but they will not receive any additional compensation for such services.

Neither Fox nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Fox on its behalf with respect to the Offer. Fox has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, Fox stockholders should not rely on any other information.

Item 6. Interest in Securities of Subject Company.

Except as set forth in Item 3 or disclosed in this Statement or the annexes and exhibits to this Statement, to the best of Fox’s knowledge, no transactions in Class A Shares have been effected during the past 60 days by Fox, or any executive officer, director, affiliate or subsidiary of Fox or any pension, profit-sharing or similar plan of Fox or its affiliates.

Item 7. Purpose of the Transaction, Plans or Proposals.

Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the best of Fox’s knowledge, no negotiation is being undertaken or engaged in by Fox that relates to or would result in (i) a tender offer or other acquisition of Class A Shares by News Corporation, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Fox or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Fox or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Fox. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the best of Fox’s knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

Merger

Under Section 253 of the DGCL, if News Corporation acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Class A Shares (including through a conversion of News Corporation’s Class B Shares into Class A Shares), News Corporation will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of Fox, in a short form merger. The Offer to Purchase contains information on the short form merger (under the headings “Purpose of the Offer”, “Exchange of Shares in the Offer; The Subsequent Merger” and “Appraisal Rights”). According to the Offer to Purchase, if the Offer is completed, News Corporation could consummate the Merger without an additional vote of Fox’s common stockholders. According to the Offer, News Corporation will consummate the Merger as soon as practicable after the Offer is completed, unless News Corporation is prevented from doing so by a court or other legal requirement. According to the Offer to Purchase, the minimum tender condition is a non-waivable condition. If, however, News Corporation does not acquire a majority of the minority Class A Shares through the Offer or otherwise does not complete the Offer, under Section 251 of the DGCL, a vote of the stockholders of Fox would be required to adopt and approve a merger agreement, if any, with News Corporation. In that event, Fox would also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Fox would be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

Appraisal Rights

No appraisal rights are available in connection with the Offer. According to the Offer to Purchase, however, Fox stockholders who do not tender pursuant to the Offer and have not accepted the consideration offered in the Merger prior to the effective time of the Merger do have appraisal rights in connection with the Merger under Delaware law. Fox stockholders at the time of the Merger will have the right to dissent and demand appraisal of their Fox shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their Fox shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. The value so determined could be more than, less than or the same as the value paid in the Merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL, which contains the Delaware appraisal statute. If a stockholder fails to take any action required by Delaware law, rights to an appraisal may be waived or terminated by the stockholder. Appraisal rights are described in the Offer to Purchase under the heading “The Offer; Appraisal Rights” and in Annex C of the Offer to Purchase.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, holders of the Class A Shares will receive additional information concerning their appraisal rights and the procedures to be followed in order to perfect them before any action has to be taken in connection with those rights.

Certain Legal and Regulatory Matters

Except as set forth in this Statement and the annexes and exhibits to this Statement, Fox is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for News Corporation’s acquisition or ownership of Class A Shares. News Corporation has stated that it intends to make all required filings under the Securities Act and the Securities Exchange Act.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, News Corporation has not attempted to comply with state takeover statutes in connection with the Offer. According to the Offer to Purchase, News Corporation is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the Offer, and it is not determined by an appropriate court that any such statute does not apply or are invalid as applied to the Offer, as applicable, News Corporation may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, News Corporation might be unable to accept for purchase, or pay for, Class A Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, News Corporation may not be obligated to accept for purchase, or pay for, any Class A Shares tendered.

Stockholder Litigation

From January 10 to January 21, 2005, certain stockholders filed 17 purported class action complaints in the Court of Chancery of Delaware, New Castle County and two in the Supreme Court of New York, New York County against News Corporation and certain of its affiliates, Fox, and certain officers and directors of Fox. Copies of these complaints are filed as exhibits to this Statement.

Although the specific allegations in the complaints vary, collectively the complaints allege, among other things, that:

•	the defendants breached their fiduciary duties in connection with the Offer;

•	the public filings made with the SEC in connection with the Offer contain incomplete, inadequate or materially misleading information; and

•	one or both members of the Special Committee are not disinterested and independent.

Plaintiffs in these complaints seek, among other relief, class action status, injunctive relief against completing the Offer, recission if the Offer is consummated, unspecified monetary damages and the payment of attorney’s fees. One Delaware plaintiff has requested expedited proceedings and filed a motion for a preliminary injunction, although neither motion has been briefed or presented to the Court of Chancery as of January 23, 2005. On January 21, 2005, certain plaintiffs in the Delaware lawsuits filed a motion that seeks to consolidate the Delaware actions, although the Court of Chancery has not ruled on this motion as of January 23, 2005.

Fox has engaged counsel to represent the members of the Special Committee in their capacity as members of the Special Committee and as individual directors with respect to these claims. Fox has engaged separate counsel for Fox and the other directors with respect to the claims. Fox believes the lawsuits are without merit and intends to vigorously defend against them.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although Fox believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in Fox’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Letter dated January 10, 2005 from K. Rupert Murdoch, Chairman and Chief Executive Officer of News Corporation and Fox Entertainment Group, Inc., the board of directors of Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 99.1 to Fox Entertainment Group, Inc.’s Current Report on Form 8-K filed January 10, 2005)

(a)(2)	Press release issued January 10, 2005 by News Corporation

(a)(3)	Letter to Stockholders of Fox Entertainment Group, Inc. from the Special Committee dated January 24, 2005

(a)(4)	Certificate of Incorporation of Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 3.1 to Fox Entertainment Group, Inc.’s Quarterly Report on Form 10-Q filed December 22, 1998)

(a)(5)	Bylaws of Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 3.2 to Fox Entertainment Group, Inc.’s Quarterly Report on Form 10-Q filed December 22, 1998)

(a)(6)	Prospectus of News Corporation dated January 10, 2005 (incorporated by reference to Registration Statement on Form S-4 filed by News Corporation on January 10, 2005)

(a)(7)	Form of Letter of Transmittal dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(8)	Form of Notice of Guaranteed Delivery dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(9)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(10)	Form of Letter to Clients dated January 10, 2005 (incorporated by reference to Tender Offer Statement on Schedule TO filed by News Corporation on January 10, 2005)

(a)(11)	Complaint of Janice Allen against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

(a)(12)	Complaint of John Mascarenhas against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

(a)(13)	Complaint of Royi Shemesh, et. al. against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

(a)(14)	Complaint of Jean Striffler against FEG Holdings, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

(a)(15)	Complaint of Howard Vogel Retirement Plan, on behalf of itself and all others similarly situated, against Peter J. Powers, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

(a)(16)	Complaint of Bruce Doniger, U/G/M/A Nicole Doniger, against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

(a)(17)	Complaint of Charles Blackman against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

(a)(18)	Complaint of Paul Engel and Fred T. Isquith against K. Rupert Murdoch, et. al. filed in the Court of Chancery in the State of Delaware on January 10, 2005

Exhibit No.	Description
(a)(19)	Complaint of Janet Fishbone against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 11, 2005

(a)(20)	Complaint of Eleanore A. Kennel against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 12, 2005

(a)(21)	Complaint of Gordon H. Millner and Karen M. Millner against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 12, 2005

(a)(22)	Complaint of Pipefitters Locals 522 & 633 Pension Trust Fund, against Fox Entertainment Group, Inc. et. al. filed in the Court of Chancery in the State of Delaware on January 13, 2005

(a)(23)	Complaint of Audrey Molinari against News Corporation, et. al. filed in the Court of Chancery in the State of Delaware on January 18, 2005

(a)(24)	Complaint of Seaview Services, LLC against Fox Entertainment Group, Inc., et. al. filed in the Court of Chancery in the State of Delaware on January 18, 2005

(a)(25)	Complaint of New Jersey Building Laborers’ Pension Fund and New Jersey Building Laborers’ Annuity Fund, on behalf of themselves and all others similarly situated, against Peter J. Powers, et. al. filed in the Court of Chancery in the State of Delaware on January 19, 2005

(a)(26)	Complaint of Teachers’ Retirement System of Louisiana, on behalf of itself and all others similarly situated, against Peter J. Powers, et. al. filed in the Court of Chancery in the State of Delaware on January 19, 2005

(a)(27)	Complaint of William Shrank against K. Rupert Murdoch, et. al. filed in the Supreme Court in the State of New York on January 10, 2005

(a)(28)	Complaint of Green Meadows Partners, LLP against Fox Entertainment Group, Inc., et. al. filed in the Supreme Court of New York on January 18, 2005

(a)(29)	Complaint of the Dekalb County Pension Fund against K. Rupert Murdoch, et al. filed in the Chancery Court of the State of Delaware on January 21, 2005

(a)(30)	Resolution of the board of directors of Fox Entertainment Group, Inc. dated January 10, 2005 establishing the Special Committee

(e)(1)	Pages 2-4 of the Annual Proxy Statement of Fox filed on Schedule 14A with the SEC on October 19, 2004 (the “2004 Proxy Statement”) under the heading “Election of Directors—Biographical Information”

(e)(2)	Pages 6-7 of the 2004 Proxy Statement under the headings “Executive Officers and Senior Executives of the Company”

(e)(3)	Form of Master Intercompany Agreement dated November , 1998 between The News Corporation Limited and Fox Entertainment Group, Inc. (incorporated by reference to Exhibit 10.29 to Fox Entertainment Group, Inc.’s Form S-1/A filed on November 04, 1998)

(e)(4)	Form of Tax Sharing Agreement dated November , 1998 between News Publishing Australia Limited, Fox Entertainment Group, Inc., Fox Television Holdings, Inc., the Subsidiaries of Fox Entertainment Group, Inc., the Subsidiaries of News Publishing Australia Limited, and the Subsidiaries of Fox Television Holdings, Inc. (incorporated by reference to Exhibit 10.29 to Fox Entertainment Group, Inc.’s Form S-1/A filed on November 04, 1998)

(e)(5)	$2,000,000,000 Promissory Note dated December 22, 2003 between Fox Entertainment Group, Inc. and FEG Holdings, Inc. (incorporated by reference to Exhibit 10.2 to Fox Entertainment Group, Inc.’s Form 8-K filed on December 29, 2003)

Exhibit No.	Description

(e)(6)	$2,500,000,000 Promissory Note dated December 22, 2003 between Fox Entertainment Group, Inc. and FEG Holdings, Inc. (incorporated by reference to Exhibit 10.3 to Fox Entertainment Group, Inc.’s Form 8-K filed on December 29, 2003)

(e)(7)	$1,750,000,000 Five Year Credit Agreement dated June 27, 2003 between News America Incorporated (as Borrower), Fox Entertainment Group, Inc. (as Guarantor), Citibank, N.A., JPMorgan Chase Bank, Bank of America, N.A., BNP Paribas, HSBC Bank USA, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 10.1 to Fox Entertainment Group, Inc.’s Form 10-K filed on September 25, 2003)

(e)(8)	Indenture, dated as of March 21, 2003 among News America Incorporated, The News Corporation Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., HarperCollins Publishers Inc., HarperCollins (UK), New America Marketing FSI, Inc., News International plc, News Limited, News Publishing Australia Limited, News Securities B.V. and Newscorp Investments and The Bank of New York (incorporated by reference to Exhibit 4.1 to News Holdings Ltd’s Form F-3/A filed on August 19, 2003)

(e)(9)	First Supplemental Indenture, dated as of June 27, 2003, by and among News America Incorporated, The News Corporation Limited, the other Guarantors named therein and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to Fox Entertainment Group, Inc’s Form S-3/A filed on January 11, 2005)

(e)(10)	Second Supplemental Indenture, dated as of November 12, 2004 by and among News America Incorporated, News Corporation, News Holdings Limited (formerly known as The News Corporation Limited), the other Guarantors named therein and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to Fox Entertainment Group, Inc’s Form S-3 filed on November 24, 2004)

(e)(11)	Restated Employment Agreement, dated as of January 1, 2005 by and between News America Incorporated (successor to News America Publishing Incorporated and formerly known as News America Holdings Incorporated) and Arthur M. Siskind (incorporated by reference to Exhibit 4.2 to Fox Entertainment Group, Inc’s Form S-3/A filed on January 11, 2005)

(e)(12)	Amended and Restated Employment Agreement, dated as of August 1, 2004, by and between News America Incorporated and Peter Chernin (incorporated by reference to Exhibit 10.11 to News Corporation’s Form 8-K filed on November 24, 2004)

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOX ENTERTAINMENT GROUP, INC.

By:	/s/ CHRISTOS M. COTSAKOS
Name:	Christos M. Cotsakos
Title:	Director and Member of the Special Committee*

Dated: January 24, 2005

*—Evidence of authority to sign on behalf of Fox Entertainment Group, Inc. is filed as an exhibit

Annex 1

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER AND CERTAIN ARRANGEMENTS BETWEEN FOX AND NEWS CORPORATION

In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of News Corporation and its affiliates, and certain officers and directors of Fox and its affiliates, have interests in the Offer and the Merger which are described below and which may present them with certain actual or potential conflicts of interest with respect to the Offer.

According to the Offer to Purchase:

•	Peter J. Powers, one of the non-executive directors of Fox and a member of the Special Committee, also serves as a non-executive director of NDS Group plc, another majority-owned subsidiary of News Corporation.

•	Certain of Fox’s executive officers and directors are also current or former executive officers or directors of Fox. These executive officers and directors include K. Rupert Murdoch, Peter Chernin, Arthur M. Siskind, Lachlan K. Murdoch, David F. DeVoe, Lawrence A. Jacobs and John P. Nallen. The executive officers of Fox are all executive officers of News Corporation and, for the fiscal year ended June 30, 2004, no amount of compensation was paid or accrued by Fox for the account of these individuals in respect of their services as executive officers of Fox. In addition, no amount of compensation was paid or accrued by Fox to News Corporation in respect of the services of the Fox executive officers. The Fox executive officers, however, did receive compensation from News Corporation during this period for their services as News Corporation executive officers.

•	K. Rupert Murdoch serves as News Corporation’s Chairman of the Board and Chief Executive Officer and also as the Chairman of the Board and Chief Executive Officer of Fox.

•	Peter Chernin is News Corporation’s President and Chief Operating Officer and serves on News Corporation’s board of directors, as well as the Fox board of directors. Mr. Chernin is also the President and Chief Operating Officer of Fox.

•	Arthur M. Siskind serves as Senior Advisor to the Chairman of News Corporation and serves on News Corporation’s board of directors, as well as the Fox board of directors.

•	Lachlan K. Murdoch is Deputy Chief Operating Officer of News Corporation and serves on News Corporation’s board. Mr. Murdoch also serves as Chairman of Fox Television Stations and is a member of the Fox board of directors.

•	David F. DeVoe is a director, Senior Executive Vice President and Chief Financial Officer of News Corporation. Mr. DeVoe is also Senior Executive Vice President and Chief Financial Officer of Fox, as well as a member of the Fox board of directors.

•	Lawrence A. Jacobs is a Senior Executive Vice President and Group General Counsel of News Corporation. Mr. Jacobs is also Senior Executive Vice President and General Counsel of Fox.

•	John P. Nallen is an Executive Vice President and Deputy Chief Financial Officer of News Corporation. Mr. Nallen is also Senior Vice President of Fox.

Annex B of the Offer to Purchase contains information concerning the interests of Fox’s board members and executive officers under the heading “Interests of News Corporation, Fox Acquisition Corp and the Directors, Executive Officers and Affiliates of News Corporation and Fox in Shares of Fox Class A Common Stock,” which information is hereby incorporated by reference herein. The information incorporated by reference is considered part of this Statement, except any information superseded by information directly in this Statement.

According to the Offer to Purchase, the directors and executive officers of News Corporation and Fox, as a group, own less than one percent of the outstanding shares of Fox common stock. According to the Offer to

Purchase, as a result of Mr. K. Rupert Murdoch’s ability to appoint certain members of the boards of directors of the two corporate trustees of AE Harris Trust, which beneficially owns 3.1% of News Corporation Class A common stock and 28.5% of News Corporation Class B common stock, Mr. K. Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by AE Harris Trust. According to the Offer to Purchase, Mr. K. Rupert Murdoch further beneficially owns an additional 0.8% of News Corporation Class A common stock and 1.0% of News Corporation Class B common stock. Thus, according to the Offer to Purchase, Mr. K. Rupert Murdoch may be deemed to beneficially own in the aggregate 29.5% of News Corporation Class B common stock and 3.9% of News Corporation Class A common stock.

The following table sets forth the interests held by News Corporation and Fox Acquisition Corp and their respective directors and, to the best of Fox’s knowledge, executive officers in the shares of Fox Class A common stock, as of January 10, 2005, as well as, to the best of Fox’s knowledge, the interests held by the executive officers and directors of Fox. Unless otherwise indicated, neither News Corporation, Fox Acquisition Corp nor Fox has and, to the best of Fox’s knowledge, none of the directors or executive officers of News Corporation, Fox Acquisition Corp or Fox has bought or sold any shares of Fox Class A common stock within the past 60 days. Other than News Corporation, the persons named below own only Fox Class A common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
News Corporation[1]	252,159,080[2]	59.1%
Fox Acquisition Corp	0	0%
K. Rupert Murdoch[3]	5,000	*
Peter L. Barnes	0	0%
Chase Carey	0	0%
Peter Chernin	4,444	*
Kenneth E. Cowley AO	0	0%
David F. DeVoe	4,000	*
Viet Dinh	0	0%
Roderick I. Eddington	0	0%
Andrew S.B. Knight	0	0%
Lachlan K. Murdoch	0	0%
Thomas J. Perkins	0	0%
Stanley S. Shuman	0	0%
Arthur M. Siskind	4,000	*
John L. Thornton	0	0%
Lawrence A. Jacobs	0	0%
Christos M. Cotsakos	1,000	*
John P. Nallen	0	0%
Peter J. Powers	0	0%
Directors and officers of Fox Acquisition Corp as a group (6 persons)	13,444	*
All Directors and Executive Officers as a group (18 persons)	18,444	*

[1]	Such shares are held by FEG Holdings, Inc., an indirect wholly-owned subsidiary of News Corporation. The principal executive offices of News Corporation are located at 1211 Avenue of the Americas, New York, New York 10036.
[2]	News Corporation also holds 547,500,000 shares of Fox Class B Common Stock. The shares of Class B Common Stock are convertible on a 1:1 basis at the option of the holder into shares of Class A Common Stock.
[3]	Mr. Murdoch owns voting preferred stock representing 76% of the voting power of Fox’s subsidiary, Fox Television Holdings, Inc.
*	Less than one percent.

Annex 1, Page 2

The Offer to Purchase also contains information regarding the relationships of Fox with News Corporation under the heading “Relationships with Fox,” which information is hereby incorporated by reference herein.

The description below is qualified in its entirety by reference to the specific provisions of the documents described below that have been filed with the SEC, which provisions are incorporated by reference herein. Copies of those documents have been filed with the SEC.

Business Relationships

According to the Offer to Purchase, News Corporation and its subsidiaries have, in the past, engaged in a broad range of relationships with Fox and its subsidiaries. These relationships have included the purchase by programming platforms owned, in whole or in part, by News Corporation of programming created or owned by Fox; the purchase by Fox of television and movie rights related to books published by HarperCollins Publishers Inc. or other News Corporation publications; the purchase of advertising in free-standing inserts or other publications of News Corporation; and the purchase of certain television broadcasting equipment services from News Corporation. Fox and News Corporation believe that the terms and conditions of all these arrangements are fair and reasonable.

Master Intercompany and Other Agreements

According to the Offer to Purchase, for purposes of governing certain on-going relationships between News Corporation and Fox, the parties have entered into various agreements and relationships, including those described below. The agreements described below were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of arm’s-length negotiations between independent parties. There can be no assurance, therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereof have been or will be effected on terms at least as favorable to the Fox as could have been obtained from unaffiliated third parties. The following descriptions summarize all material terms of these agreements.

Master Intercompany Agreement

According to the Offer to Purchase, News Corporation and Fox have entered into a master intercompany agreement which provides, among other things, for certain agreements governing their relationship. The consideration for each of the services and other arrangements set forth in the master intercompany agreement has been mutually agreed upon between News Corporation and Fox based upon allocated costs, provided that all such consideration and any material arrangements are subject to the approval of the respective Audit Committees of News Corporation’s and Fox’s boards of directors. For the fiscal year ended June 30, 2004, no amount was paid or accrued by Fox to or for the account of News Corporation for services under the master intercompany agreement other than the amounts set forth under “Cash Management and Financing.”

Cash Management and Financing

According to the Offer to Purchase, pursuant to the master intercompany agreement, Fox may utilize the worldwide treasury and cash management function, including the use of bank overdraft facilities, of News Corporation and its subsidiaries, subject to certain limitations. In addition, Fox’s cash balances are available to News Corporation and its subsidiaries. From November 11, 1998, interest on outstanding intercompany balances (see “Intercompany Debt” below) has been charged at commercial market rates not exceeding News Corporation’s average cost of borrowings as set forth in the master intercompany agreement. At June 30, 2004, the intercompany interest rate approximated 8%. Fox and News Corporation further agreed that intercompany cash balances shall be payable on June 30, 2008, or such later date as the Fox and News Corporation agree.

Annex 1, Page 3

Executive Officer Services

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation or its subsidiaries will make available to Fox the services of Messrs. K. Rupert Murdoch, Fox’s Chairman and Chief Executive Officer; Peter Chernin, Fox’s President and Chief Operating Officer; David F. DeVoe, Fox’s Senior Executive Vice President and Chief Financial Officer; Lachlan K. Murdoch, Chairman of Fox Television Stations; and Fox’s Senior Executive Vice President and General Counsel, and such other employees of News Corporation as Fox and News Corporation may from time to time designate.

According to the Offer to Purchase, although it is contemplated that such executives will spend a considerable portion of their business time in connection with the business of Fox, they will also be engaged in activities for News Corporation not related directly to the business of Fox. In addition, pursuant to the master intercompany agreement, News Corporation may terminate the availability of the services of such executives upon notice to Fox.

Services of Company Employees

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation and its subsidiaries may from time to time request certain employees of Fox to devote time to the business activities of News Corporation, its subsidiaries and affiliated and associated companies.

Facility Arrangements

According to the Offer to Purchase, certain of Fox’s facilities are or may in the future be located on premises owned or leased by News Corporation, or entities in which News Corporation has an interest. Furthermore, certain facilities of News Corporation, or entities in which News Corporation has an interest, are or may in the future be located on premises owned or leased by Fox. The master intercompany agreement provides that News Corporation and its subsidiaries, on the one hand, and Fox, on the other hand, will permit each other to use all or a portion of their respective premises.

Employee Matters

According to the Offer to Purchase, the master intercompany agreement provides that certain employees of Fox may from time to time continue to be eligible to participate in stock option and other employee benefit plans maintained by News Corporation and its subsidiaries. Fox will assume and be solely responsible for all liabilities and obligations whatsoever with respect to current officers and employees of the businesses owned and operated by Fox and former officers and employees of such businesses who, immediately prior to the termination of their employment, were employed in such businesses.

Insurance

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation or its subsidiaries will provide insurance coverage on behalf of Fox against certain risks and in amounts of coverage consistent with current coverages or as otherwise may be agreed between them. The master intercompany agreement further provides that News Corporation will not be obligated to maintain any type or amount of coverage.

Services

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation and its subsidiaries will continue to provide various services to each other, including material procurement, transportation and financial and administrative services.

Annex 1, Page 4

Trademarks

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation and its subsidiaries and Fox will be granted a royalty-free license to use certain trademarks and service marks of Fox and that Fox will be granted a royalty-free license to use certain trademarks and service marks of News Corporation and its subsidiaries. The master intercompany agreement also provides that the license granted by News Corporation to Fox may be terminated at any time by News Corporation.

Indemnities by Fox

According to the Offer to Purchase, News Corporation or its subsidiaries have, in the past, given certain guarantees or made commitments relating to the businesses that are conducted by Fox. These include commitments made in connection with film rights agreements and funding and other obligations. The master intercompany agreement provides that Fox will assume all such obligations and commitments, and will indemnify and hold Fox and its subsidiaries harmless from and against all liabilities arising from any default thereunder.

Indemnities by News Corporation

According to the Offer to Purchase, the master intercompany agreement provides that News Corporation will indemnify and hold Fox and its subsidiaries harmless from and against any and all liabilities arising from any default under the debt instruments or obligations of News Corporation or its subsidiaries (other than Fox) which have been guaranteed by Fox or its subsidiaries or will be guaranteed by News Corporation in the future.

Tax Sharing Agreement.

According to the Offer to Purchase, Fox and certain of its subsidiaries are included in the consolidated group of News Publishing Australia Limited, or NPAL, a U.S. holding company, for U.S. federal income tax purposes, or the consolidated group, as well as in certain consolidated, combined or unitary groups which include NPAL and/or certain of its subsidiaries, or the combined group, for state and local income tax purposes. Fox and NPAL have entered into a tax sharing agreement. Pursuant to the tax sharing agreement, Fox and NPAL generally will make payments between them such that, with respect to tax returns for any taxable period in which Fox or any of its subsidiaries are included in the consolidated group or any combined group, the amount of such consolidated or combined taxes to be paid by Fox will be determined, subject to certain adjustments, as if Fox and each of its subsidiaries included in the consolidated group or combined group filed their own consolidated, combined or unitary tax return. Losses and other future tax benefits of Fox and its subsidiaries actually availed of to reduce the tax liabilities of the consolidated group or combined group and any taxes actually paid by Fox and its subsidiaries included in such groups will be taken into account for this purpose. Fox and NPAL will cooperate in preparing any tax return filed with respect to the consolidated group or any combined group.

According to the Offer to Purchase, NPAL is primarily responsible for preparing and filing any tax return with respect to the consolidated group or any combined group, as well as controlling and contesting any audit or other tax proceeding with respect to the consolidated or combined group. Fox is responsible for preparing and filing any returns that include only Fox and its subsidiaries and for any taxes with respect to such tax returns.

According to the Offer to Purchase, in general, Fox and its included subsidiaries will be included in the consolidated group for so long as NPAL beneficially owns at least 80% of the total voting power and value of the outstanding stock of Fox. Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between Fox and NPAL, during the period in which Fox is included in the consolidated group, Fox could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of the consolidated group.

Annex 1, Page 5

Intercompany Debt

According to the Offer to Purchase, Fox had approximately $4.5 and $4.2 billion of indebtedness to affiliates of News Corporation as of September 30, 2004 and June 30, 2004, respectively (approximately $5.4 billion was the largest aggregate amount of such indebtedness in the fiscal year ended June 30, 2004). This indebtedness constitutes unsecured, general obligations of Fox. Indebtedness incurred under the master intercompany agreement bears interest at a rate equal to the average cost of long-term debt of News Corporation (currently 8% per annum), adjusted annually, and matures on June 30, 2008. Two promissory notes totaling $4.5 billion were issued to News Corporation in connection with the acquisition of The DIRECTV Group, Inc. (formerly known as Hughes Electronics Corporation) (see “Acquisition of The DIRECTV Group, Inc. and Related Transactions” below). One promissory note is in the amount of $2 billion, bears interest at a rate of LIBOR plus 1% per annum at June 20, 2004 and matures on June 30, 2009. The other promissory note is in the amount of $2.5 billion, bears interest at 8% per annum and has a maturity date of June 30, 2009 that may be extended at the option of Fox for not more than two consecutive one year periods.

Credit Arrangements

According to the Offer to Purchase, News Corporation and certain of its subsidiaries, including Fox, are guarantors of various debt obligations of News Corporation and subsidiaries under various guaranteed debt instruments, or, collectively, the guaranteed debt instruments. Such guarantees, including those of Fox, represent contingent and not current obligations of News Corporation or Fox. The principal amount of indebtedness outstanding under such guaranteed debt instruments at September 30, 2004 was approximately $9 billion. The guaranteed debt instruments mature at various times between 2005 and 2096, with a weighted average maturity of over 20 years, and are generally not redeemable prior to maturity. The indentures governing the guaranteed debt instruments limit the ability of News Corporation and its subsidiaries (including Fox) to subject their properties to liens. Certain guaranteed debt instruments issued prior to March 1993 also may impose limitations on the ability of News Corporation and its subsidiaries, including Fox, to incur indebtedness in certain circumstances. The guaranteed debt instruments also contain customary representations, warranties, covenants and events of default. Under the terms of the guaranteed debt instruments, the holders thereof have the right to require News Corporation to make an offer to repurchase the outstanding debt instruments in the event of a change of control triggering event. A change of control triggering event occurs when the guaranteed debt instrument is downgraded below investment grade following a change of control of News Corporation or an announcement of an intended change of control (or in the event the guaranteed debt instrument is not investment grade at such time, a reduction in the rating by one or more gradations). A change of control occurs when a person other than News Corporation, subsidiaries and certain affiliates of News Corporation and the Murdoch family (as defined in the guaranteed debt instruments) owns (i) 30% or more of the voting power of News Corporation’s common shares or (ii) if the Murdoch family is the beneficial owner of more than 30% of such voting power of News Corporation, a percentage greater than that owned by the Murdoch family. Certain guaranteed debt instruments require any subsidiary of News Corporation which issues any guarantee for money borrowed in excess of $50 million to guarantee all outstanding and future senior indebtedness issued by News Corporation or its affiliates pursuant to the indentures governing the guaranteed debt instruments.

According to the Offer to Purchase, Fox, News Corporation and certain of News Corporation’s other subsidiaries have also guaranteed the obligations of News Corporation’s subsidiary under a Five Year Credit Agreement, or the revolving credit agreement. The revolving credit agreement provides for borrowings of up to approximately $1.75 billion, with a sub-limit of $600 million available for the issuance of letters of credit and expires on June 30, 2008. As of September 30, 2004, letters of credit representing $173 million were issued under the revolving credit agreement. The revolving credit agreement contains certain covenants which, among other things, limit the ability of News Corporation and Fox to subject their properties to liens, to incur indebtedness at any time that a default under the revolving credit agreement has occurred and is continuing, and to enter into transactions with affiliates. News Corporation is also required to maintain certain financial covenants, calculated on a consolidated basis, including a leverage ratio and interest coverage ratio. The revolving credit agreement also contains representations, warranties, covenants and events of default customary

Annex 1, Page 6

to senior unsecured credit facilities of similar size and nature. In addition to the foregoing, Fox and its subsidiaries may from time to time in the future guarantee additional obligations of News Corporation and its subsidiaries.

According to the Offer to Purchase, pursuant to the master intercompany agreement, News Corporation has agreed to indemnify and hold Fox and its subsidiaries harmless from and against all liabilities arising from any default under the debt instruments or obligations of News Corporation or its subsidiaries (other than Fox), which have been guaranteed by Fox or its subsidiaries.

Acquisition of The DIRECTV Group, Inc. and Related Transactions

According to the Offer to Purchase, on December 22, 2003, News Corporation acquired a 34% interest in The DIRECTV Group, Inc., or DIRECTV, for total consideration of approximately $6.8 billion. General Motors Corporation, or GM, sold its 19.8% interest in DIRECTV to News Corporation in exchange for approximately $3.1 billion in cash, and 57.2 million shares of News Corporation Class A common stock, valued at approximately $800 million. News Corporation acquired 14.2% of DIRECTV from the former GM Corporation Class H common stockholders in exchange for approximately 204.2 million shares of News Corporation Class A common stock, valued at $2.9 billion. Immediately following the acquisition, News Corporation transferred its entire 34% interest in DIRECTV to Fox in exchange for two promissory notes totaling $4.5 billion and approximately 74.5 million shares of Fox’s Class A Common Stock valued at $2.3 billion. The issuance of approximately 74.5 million shares of Fox Class A Common Stock to News Corporation increased its equity interest in Fox from approximately 80.6% to approximately 82.1% while its voting power remained at approximately 97.0%.

Acquisition of Chris-Craft Industries, Inc. and Related Transactions

According to the Offer to Purchase, on July 31, 2001, News Corporation, through a wholly owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., or, collectively, Chris-Craft. The consideration for the acquisition was approximately $2 billion in cash and approximately 137.7 million shares of News Corporation Class A common stock, valued at $3 billion. Simultaneously with the closing of the acquisition, News Corporation transferred $3,432 million of net assets, constituting Chris-Craft’s ten television stations, or the acquired stations, to Fox in exchange for 122.2 million shares of Fox Class A Common Stock and net indebtedness of $48 million, thereby increasing News Corporation’s ownership in Fox from 82.76% to 85.25%. Fox assigned the licenses issued by the FCC for the acquired stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the acquired stations.

According to the Offer to Purchase, in October 2001, Fox exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis. In addition, on November 1, 2001, Fox exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston. In June 2002, Fox exchanged KPTV-TV in Portland for Meredith Corporation’s WOFL-TV in Orlando and WOGX-TV in Ocala. All of the stations exchanged in the station swaps were included in the acquired stations.

Acquisition of International Sports Programming, LLC

According to the Offer to Purchase, in December 2001, News Corporation acquired from Liberty Media Corporation its 50% interest in International Sports Programming, LLC, or Fox Sports International, in exchange for 7.3 million shares of News Corporation Class A common stock, valued at $115 million. Under the terms of the transaction, News Corporation transferred the acquired interest in Fox Sports International to Fox in exchange for the issuance of 3.6 million shares of Fox’s Class A Common Stock. As a result of this transaction, News Corporation’s equity ownership interest in Fox increased from 85.25% to 85.32%.

Annex 1, Page 7

Ownership of Fox Television Holdings, Inc.

According to the Offer to Purchase, Mr. K. Rupert Murdoch, the Chairman and Chief Executive Officer of Fox and the Chairman and Chief Executive Officer of News Corporation, owns all of the 7,600 outstanding shares of voting preferred stock of Fox Television Holdings, Inc., a subsidiary of Fox, or FTH, representing 76% of the voting power of such company. Through such ownership, Mr. Murdoch has voting control over subsidiaries, which hold interests in the Fox Television Stations Group. The voting preferred stock of FTH has a par value of $760,000 and cumulative dividends at the rate of 12% per annum. The voting preferred stock is subject to redemption by the affirmative vote of the holder or holders of 66 2/3% of the issued and outstanding shares of common stock of FTH. All of the common stock of FTH, representing substantially all of the equity thereof, is owned by Fox.

Annex 1, Page 8